SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

Equicap, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

29441R 30 4
(CUSIP Number)

Eric Cohen, Esq.
c/o Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
(212) 294-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

NAMES OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Barry M. Kitt
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) ☐
(b) ☑
3	SEC USE ONLY
SOURCE OF FUNDS*
4
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States of America
NUMBER OF		SOLE VOTING POWER
SHARES	7
		9,295,778 shares of Common Stock
BENEFICIALLY		SHARED VOTING POWER
	8
OWNED BY		0
EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		9,295,778 shares of Common Stock
		SHARED DISPOSITIVE POWER
PERSON WITH	10
		0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
9,295,778 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
33.0%
TYPE OF REPORTING PERSON*
14
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Pinnacle China Fund, L.P., a Texas limited partnership
20-3358646
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☐
(b) ☑
3	SEC USE ONLY
SOURCE OF FUNDS*
4
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
CITIZENSHIP OR PLACE OF ORGANIZATION
6
Texas
NUMBER OF		SOLE VOTING POWER
SHARES	7
		6,197,186 shares of Common Stock
BENEFICIALLY		SHARED VOTING POWER
	8
OWNED BY		0
EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		6,197,186 shares of Common Stock
		SHARED DISPOSITIVE POWER
PERSON WITH	10
		0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
6,197,186 shares of Common Stock
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
22.0%
TYPE OF REPORTING PERSON*
14
PN

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
The Pinnacle Fund, L.P., a Texas limited partnership
75-2512784
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) ☐
(b) ☑
3	SEC USE ONLY
SOURCE OF FUNDS*
4
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION
6
Texas
NUMBER OF		SOLE VOTING POWER
SHARES	7
		3,098,592 shares of Common Stock
BENEFICIALLY		SHARED VOTING POWER
	8
OWNED BY		0
EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		3,098,592 shares of Common Stock
		SHARED DISPOSITIVE POWER
PERSON WITH	10
		0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
3,098,592 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
11.0%
TYPE OF REPORTING PERSON*
14
PN

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”) of Equicap, Inc. (the “Issuer”).  The principal executive office of the Issuer is 10510 Hillsboro Road, Santa Ana, CA 92705.

Item 2.  Identity and Background.

(a)              This Schedule 13D is filed on behalf of Barry Kitt, The Pinnacle Fund, L.P. (“Pinnacle”), and Pinnacle China Fund, L.P. (“Pinnacle China”) (collectively, the “Reporting Persons”), as joint filers.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)              The principal place of business of the Reporting Persons is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093.

(c)              See Item 5.

(d)              The Reporting Persons have not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              The Reporting Person have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              Mr. Kitt is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Available net assets were utilized to purchase the securities referred to in this Schedule.  The total amount of the funds used to make the purchases described in Item 5 was $6,000,000.  The initial investment in Common Stock to which this filing relates occurred pursuant to a private placement investment in the Issuer on March 7, 2007 (the “Private Placement”).  Such investment (along with the underlying transaction documents) was disclosed by the Issuer in a Form 8-K filed with the Securities and Exchange Commission on March 9, 2007.

As part of the Private Placement, certain shareholders of the Issuer pledged shares of Common Stock owned by them (the “Make Good Shares”) which in the event that the Issuer did not achieve certain specified financial results for the fiscal years ending June 30, 2007 and/or June 30, 2008 would be transferred pro rata to the investors in the Private Placement for no additional consideration or action.

The specified financial results for the fiscal year ended June 30, 2008 were not met by the Issuer, and Pinnacle and Pinnacle China are entitled, in the aggregate, to 3,549,297 Make Good Shares.

Item 4.  Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes.  The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions depending on the Reporting Persons’ evaluation of the Issuer’s business, prospects, financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other future developments and considerations.  Depending on the same factors, the Reporting Persons may decide to sell all or part of the Reporting Persons’ investment in the Common Stock.  The Reporting Persons will continue to evaluate the performance of the Reporting Person’s investment in the Common Stock as an investment in the ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

(a)(b)         The Reporting Persons currently beneficially owns an aggregate of 9,295,778 shares of Common Stock, or 33.0% of the outstanding shares of Common Stock of the Issuer, which the Issuer has indicated in its Form 10-Q for the quarterly period ended September 30, 2008 to be 28,169,013 shares of Common Stock as of November 10, 2008.

All of the foregoing represents an aggregate of 9,295,778 shares of Common Stock held directly by Pinnacle and Pinnacle China.  Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle.  Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers.  Mr. Kitt is the sole member of Management.  Pinnacle China Advisers, L.P. (“China Advisers”) is the general partner of Pinnacle China.  Pinnacle China Management, LLC (“China Management”) is the general partner of China Advisers.  Kitt China Management, LLC (“China Manager”) is the manager of China Management.  Mr. Kitt is the manager of China Manager.  As of December 5, 2008, Pinnacle and Pinnacle China were the beneficial owners of 9,295,778 shares of Common Stock.  The Reporting Persons have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock reported in this Schedule 13D.  Mr. Kitt may be deemed to be the beneficial owner of the share of Common Stock beneficially owned by Pinnacle and Pinnacle China.  Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle and Pinnacle China.

(c)(d)(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 10, 2008

/s/ Barry Kitt
Barry Kitt

THE PINNACLE FUND, L.P.
By: Pinnacle Advisers, L.P., its general partner
By: Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry Kitt
Barry Kitt, its sole member

PINNACLE CHINA FUND, L.P.
By: Pinnacle China Advisers, L.P., its general partner
By: Pinnacle China Management, LLC, its general partner
By: Kitt China Management, LLC, its manager

By:	/s/ Barry Kitt
Barry Kitt, its manager